

07006745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 5 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 210

SEC FILE NUMBER
8- 51145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emcor Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 616
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth + Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue, 7th Fl (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAOLO CUGNASCA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMCOR SECURITIES INC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Maria M. Lopez

Notary Public

MARIA M. LOPEZ
Notary Public, State of New York
No. 4694831
Qualified in Kings County
Commission Expires 10/31/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMCOR SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH. D.C.
210
SECTION

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2006 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.



Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

Independent Auditors' Report

To the Stockholders of
Emcor Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Emcor Securities, Inc., (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emcor Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 12 to 18 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 and the regulations under CEAct. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied on our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
March 1, 2007

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



Associated worldwide with JHI

EMCOR SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 410,366
Accounts receivable including accrued income of $498,817, less allowance for doubtful accounts of $5,000	623,795
Other current assets	41,175
Fixed assets	73,173
Investment in marketable securities	123,160
Investment in foreign and domestic corporation	46,444
Security deposit	69,629
	$ 1,387,742

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 171,385
Commitments	
Subordinated borrowings	500,000
Accrued Interest - subordinated borrowings	45,000
	545,000
Stockholders' Equity:	
Common stock, $.50 par value, authorized 50,000 shares 8,800 shares issued and 6,949.5 shares outstanding	4,400
Additional paid-in capital	225,641
Treasury Stock, 1,850.5 shares, at cost	(167,739)
Retained earnings	609,055
Total Stockholders' Equity	671,357
	$ 1,387,742

See Notes to Financial Statements.

EMCOR SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2006

Revenues	
Management and advisory fees	$ 1,486,612
Litigation settlement	600,218
Gain on pension settlement	85,726
Unrealized loss on marketable securities	(16,881)
Interest and dividends	10,675
Total Revenue	2,166,350
Expenses	
Professional fees	380,941
Administrative expense	1,483,156
Pension expense	149,631
Depreciation	16,200
Bad debt expense	5,000
Interest	45,005
Total Expenses	2,079,933
Income before income taxes	86,417
Provision for income taxes	45,000
Net Income	$ 41,417

See Notes to Financial Statements.

EMCOR SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock			Treasury Stock-Common			
	Shares	Amount at par value	Paid-in Capital	Shares	Amount	Retained Earnings	Total
Balance - January 1, 2006	8,800	$ 4,400	$ 225,641	-	$ -	$ 567,638	$ 797,679
Purchase of treasury stock, at cost	-	-	-	1,850.5	(167,739)	-	(167,739)
Net Income	-	-	-	-	-	41,417	41,417
Balance - December 31, 2006	8,800	$ 4,400	$ 225,641	1,850.5	$ (167,739)	$ 609,055	$ 671,357

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Changes in Subordinated Borrowings

December 31, 2006

Balance - January 1, 2006	$	500,000
Increases		-
Decreases		-
Balance - December 31, 2006	$	500,000

See Notes to Financial Statements.

EMCOR SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

OPERATING ACTIVITIES	
Net Income	$ 41,417
Adjustments to reconcile net income to net cash (used) in operating activities:	
Depreciation	16,200
Accrued interest-subordinated debt	45,000
Increase (decrease) in cash flows due to changes in operating assets and liabilities:	
Accounts receivable, net	(421,274)
Investment in marketable securities	17,560
Other current assets	53,622
Accounts payable and other accrued liabilities	(72,761)
Net Cash Used in Operating Activities	(320,236)
INVESTING ACTIVITIES	
Fixed asset additions	(11,178)
Investment in other foreign and domestic corporation	(699)
Net Cash Used in Investing Activities	(11,877)
FINANCING ACTIVITIES	
Purchase of treasury stock	(167,739)
Net Cash Used in Investing Activities	(167,739)
Decrease in cash and cash equivalents	(499,852)
Cash and cash equivalents at beginning of year	910,218
Cash and cash equivalents at end of year	$ 410,366
Supplemental disclosures of cash flow information	
Income taxes paid	$ 4,182
Interest paid	$ -

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

NOTE 1 ORGANIZATION

Emcor Securities Inc. (the Company) is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company provides advisory services on risk management of foreign currency exposures, third-party fund management services, manager due diligence and asset allocation strategies.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro rata basis over the term of the contract.

Significant Customers

Substantially all of the Company's management and advisory fees are earned from companies engaged in investing and financing activities. Six customers represented 80% of revenue for 2006 and 81% of accounts receivable as of December 31, 2006.

Depreciation

Fixed assets are being depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are being depreciated over the life of the lease.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company uses the liability method to account for income taxes, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of deferred tax assets, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EMCOR SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions. At December 31, 2006, substantially all of the Company's cash was on deposit at one major bank, of which $100,000 was federally insured.

Investments

The Company has investments in foreign and domestic corporations, which are reflected at cost.

The remaining investments have been classified by management as trading securities and are stated at market value. Trading securities are securities purchased and held principally for the purpose of selling them in the near term. Unrealized gains and losses are included in earnings and are computed using the specific identification method.

Marketable securities as of December 31, 2006 are as follows:

Equities (Corporate Stocks)	$ 69,550
Marketable Securities, at cost	69,550
Net unrealized gain	53,610
Marketable securities, at market	$ 123,160

New Accounting Pronouncement

Effective for calendar year 2007 the Company will have to adopt the provisions of Statement of Financial Accounting Standards No. 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"). Accordingly the Company will be required to recognize the funded status of the plan (projected benefit obligation compared to plan assets) on the balance sheet as an asset or liability.

EMCOR SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

NOTE 3 INCOME TAXES

The Company records a provision for its current income taxes as the Company is subject to Federal, New York State and City income taxes. The income tax expense exceeds the amount that would result from application of the federal corporate tax rate to income before income taxes. This results from New York State and City income taxes, certain expenses not deductible for income tax purposes and estimate changes.

In addition, the Company has a deferred tax asset in the amount of $8,000 which arises primarily from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Due to the uncertainty of realizing the benefit of this tax asset, it has been completely offset by a valuation allowance.

NOTE 4 SUBORDINATED DEBT

On December 30, 2005, the Stockholders loaned the Company $500,000 which bears interest at 9% per annum and matures on December 31, 2010. The entire principal and interest is to be paid in full at maturity.

The payment of principal and interest are subordinate to all claims of all other present and future creditors of the Company.

NOTE 5 FIXED ASSETS

Fixed assets consist of the following as of December 31, 2006:

Furniture and fixtures	$ 54,890
Computer equipment	106,084
Leasehold improvements	18,487
	179,461
Less: accumulated depreciation	(106,288)
	$ 73,173

NOTE 6 NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC regulation 1.17 of the Commodity Exchange Act, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. This rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments. At December 31, 2006, the Company had net capital of $340,637, which was $295,637 in excess of its required net capital of $45,000. The Company's aggregate indebtedness to net capital ratio was .5 to 1.0.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

EMCOR SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

NOTE 7 COMMITMENTS

On December 27, 2000, the Company entered into a seven-year lease agreement for approximately 2,400 square feet in a Manhattan office building. Rent under the terms of the lease was $171,394 for 2006 plus the Company's proportionate share of real estate taxes and operating expenses as defined in the lease.

The minimum future rent payments under the terms of this lease until the expiration is as follows:

2007	$ 171,394

The Company is a party to an agreement under which, at the retirement of certain executives who are entitled to benefits under the Company's defined benefit pension plan ("the Plan"), the Company is obligated to redeem certain common stock owned by the Plan at book value. Because of the January 1, 2006 retirement of one executive, the Company purchased 1,851 shares as treasury stock for $167,739 on March 1, 2006. There are an additional 5,656 shares outstanding that the Company will be required to redeem in future years at the then book value.

NOTE 8 DEFINED BENEFIT PLAN

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service (up to a maximum of ten years) and an employee's compensation during the three (3) highest consecutive years. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The primary objective for the investments of the Plan is to provide for long-term growth of capital without undue exposure to risk. This is accomplished by investing the Plan's assets in a diversified portfolio consisting of an array of asset classes within the target asset allocation ranges outlined in the table below:

Asset Category	Target Allocation Ranges	2006 Actual Allocation
Domestic Equity Securities	40 – 80 %	92.4 %
Foreign Equity Securities	10 – 30 %	0.0 %
Debt Securities	10 – 40 %	0.0 %
Real Estate	0 – 15 %	0.0 %
Hedge Funds	0 – 15 %	0.0 %
Cash	0 – 20 %	7.6 %

EMCOR SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

NOTE 8 DEFINED BENEFIT PLAN (continued)

The Plan owns 5,656.5 shares (approximately 81%) of the Company's outstanding stock.

The goal of the investment manager is to meet or exceed the actuarial return assumptions of 6% p.a. over time while managing the portfolio's liquidity to match the expected pay-out schedule for retiring employees. No attempt is being made at "market-timing" or to sell securities short as a hedge. Call options can be sold as long as there is a long position of the same stock in the portfolio ("covered calls"). The investment manager will attempt to mitigate portfolio volatility by broadly diversifying the investments among various sectors of an asset category.

The investment manager will provide the trustee with a monthly activity and performance report. This policy is subject to be reviewed annually by the trustee and the directors of the Company.

The following tables provide further information about the plan as of December 31, 2006:

	2006
Fair value of plan assets	$ 671,502
Benefit obligation	(756,221)
Funded status: underfunded	$ (84,719)
Prepaid (accrued) benefit cost recognized in the balance sheet	$ (63,905)
Weighted-average assumptions:	
Discount rate	5.75%
Expected return on plan assets	6.00%
Rate of compensation increase	5.00%

For the year ended December 31, 2006:

Benefit cost	$ 149,631
Recognition of unrecognized net gain due to settlement	$ (85,726)
Employer contributions	$ 103,254
Benefits paid	$ -

EMCOR SECURITIES, INC.

Notes to Financial Statements

December 31, 2006

NOTE 8 DEFINED BENEFIT PLAN (continued)

The expected future benefits payments for each of the next five fiscal years and in the aggregate for the five years thereafter, are as follows:

Year	Expected Benefit Payments
2007	$ -
2008	$ -
2009	$ -
2010	$ -
2011	$ 130,130
Years 6-10	$ 650,650

The Company currently is unable to estimate the expected contributions to be paid to the plan during the next fiscal year.

NOTE 9 LITIGATION SETTLEMENT

The Company settled an ongoing litigation with a sub-advisor in the amount of $600,218 during the year ended December 31, 2006.

EMCOR SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Total Stockholders' Equity		$ 671,357
Subordinated borrowings and related accrued interest allowable in the computation of net capital		545,000
Total Stockholders' Equity and Allowable Subordinated Liabilities Qualified		1,216,357
Deductions and/or charges:		
Non-allowable assets:		
Net receivables from brokers or dealers	$ 623,795	
Receivables from non-customers	37,404	
Other current assets	5,271	
Investments in foreign and non-traded securities	46,444	
Fixed assets	73,173	
Security deposits	69,629	
		855,716
Net Capital before haircuts on security positions		360,641
Haircuts on securities and money market accounts		20,004
Net Capital		$ 340,637
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 171,385	
Total Aggregate Indebtedness	$ 171,385	
Computation of Basic Net Capital Requirement		
Minimum net capital required		$ 45,000
Excess net capital		$ 295,637
Ratio: Aggregate indebtedness to net capital	0.5 to 1.0	

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006).

Net capital, as reported in Company's Part II (unaudited) Focus report	$ 443,214
Accrued interest on subordinated borrowings allowable for net capital	$ 45,000
Adjustment to other investments	(679)
Adjustment to record federall, state, and city taxes	(45,000)
Adjustments to net income	(111,279)
Decrease in haircuts	9,381
Net capital per above	$ 340,637

EMCOR SECURITIES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company has claimed exemption from the provisions rule 15c3-3 of the Securities and Exchange Commission under Section (k) (2)i.

EMCOR SECURITIES, INC.

Information Relating To Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company has claimed exemption from the provisions of Rue 15c3-3 of the Securities and Exchange Commission under Section (k) (2)i.


Marks Paneth
& Shron LLP

Certified Public Accountants
and Consultants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Rule 1.16

To the Stockholders of
Emcor Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Emcor Securities, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com


Associated worldwide with JHI

included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based

on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, National Association of Securities Dealers (NASD), National Futures Association (NFA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth + Shron LLP

New York, NY
March 1, 2007

END